Contact

www.linkedin.com/in/jeggitime
(LinkedIn)

Languages

French (Native or Bilingual)

Justin Georges

Founder/CEO & Tech PM at Netsave®
Santa Monica, California, United States

Summary

Tech-savvy, Agile Leader, Technical Product Manager; highly-driven and proactive entrepreneur, eager to change the world through innovation...

Experience

Netsave
Founder/CEO & Tech PM
April 2021 - Present (3 years 4 months)
Los Angeles, California, United States

AMERICAN ACCORD INSURANCE, INC.
Founder & Principal Broker
April 2011 - June 2020 (9 years 3 months)
Naples, Florida, United States

Education

Stanford University School of Engineering
Professional Certificate of Achievement , Digital Transformation
· (2024 - 2024)

UCLA Extension
Professional Certificate , Product Management · (2022 - 2022)

Florida Gulf Coast University
Finance · (2005 - 2007)

Florida SouthWestern State College
A.A./A.S., Management & Business Administration · (2003 - 2005)